UPDATE ON RESTRUCTURE PLAN: SOUTH AFRICAN RESERVE BANK GRANTS APPROVAL

Johannesburg, 8 October 2013: Atlatsa Resources Corporation (Atlatsa or the Company) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) is pleased to announce that the Exchange Control division of the South African Reserve Bank has granted the necessary approvals for the Company to implement its restructure plan with Anglo Platinum relating to Atlatsa and the Bokoni group of companies, first announced on 27 March 2013 (the restructure plan).

These approvals fulfill an important condition precedent for the implementation of the restructure plan, which the parties expect to finalise during October 2013.

Please refer to www.atlatsaresources.co.za for details of the restructure plan.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.